FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person
   Pollack        Lester
   Thirty Rockefeller Plaza, Suite 5050
   New York, NY  10020
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2. Issuer Name and Ticker or Trading Symbol
   U.S. Bancorp
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
   ###-##-####
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4. Statement for Month/Year
   3/98
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of reporting person to Issuer (Check all applicable)
 (  ) DIRECTOR
 (  ) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 ( x) OTHER (SPECIFY TITLE BELOW)

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7. Individual, or Joint/Group Filing (Check all applicable)
   ( x) Form filed by One Reporting Person
   (  ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security (Instr. 3)
   No securities owned*
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2. Transaction Date (Month/Day/Year)

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3. Transaction Code (Instr. 8)

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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)
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1. Title of Derivative Security (Instr. 3)

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2. Conversion or Exercise Price of Derivative Security

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3. Transaction Date (Month/Day/Year)

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4. Transaction Code (Instr. 8)

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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
        (Instr. 3, 4, and 5)

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6. Date Exercisable and Expiration Date (Month/Day/Year)

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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

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8. Price of Derivative Securities (Instr. 5)

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9. Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)

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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
        (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:




       /s/ Lester Pollack                         March 10, 1998
   ---------------------------------              --------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).


      * Corporate Advisors, L.P. ("Corporate Advisors"), of which Mr. Pollack is senior managing director, is the general partner of each of Corporate Partners, L.P. ("Corporate Partners") and Corporate Offshore Partners, L.P. ("Offshore"; together with Corporate Partners, the "Partnerships"). After giving effect to the transactions described below, Corporate Partners is a record owner of 3,342,295 shares of common stock, par value $1.25 per share (the "Common Stock"), of U.S. Bancorp (the "Company"). After giving effect to the transactions described below, Offshore is a record owner of 243,035 shares of Common Stock. LFCP Corp. is the general partner of Corporate Advisors and a wholly owned subsidiary of Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"). Mr. Pollack is Chairman, Treasurer and a director of LFCP Corp., a managing director of Lazard and serves as an observer to the Board of Directors of the Company.

      Corporate Advisors acts as an investment manager for the State Board of Administration of Florida ("State Board") pursuant to an investment management agreement between the State Board and Corporate Advisors, dated as of June 17, 1988 (the "Investment Management Agreement"), with respect to account assets held in a certain custody account of the State Board. After giving effect to the transactions described below, the State Board is a record owner of 354,670 shares of Common Stock pursuant to the Investment Management Agreement.

      Pursuant to the partnership agreements of the Partnerships, Corporate Advisors, as general partner of the Partnerships, has sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned by the Partnerships. Pursuant to the Investment Management Agreement, Corporate Advisors has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned on behalf of the State Board pursuant to the Investment Management Agreement.

      Mr. Pollack disclaims "beneficial ownership" (as such term is defined in Rule 16a-1(a) promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned by the Partnerships and the State Board.

      On January 30, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 33,423 shares, 2,430 shares and 3,547 shares, respectively, of Common Stock at a price of $110.52 per share. On February 2, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 178,652 shares, 12,990 shares and 18,958 shares, respectively, of Common Stock at a price of $110.76 per share. On February 19, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 38,173 shares, 2,776 shares and 4,051 shares, respectively, of Common Stock at a price of $116.04 per share. On February 25, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 25,449 shares, 1,851 shares and 2,700 shares, respectively, of Common Stock at a price of $116.00 per share. On February 27, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 21,208 shares, 1,542 shares and 2,250 shares, respectively, of Common Stock at a price of $115.00 per share. On March 2, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 8,483 shares, 617 shares and 900 shares, respectively, of Common Stock at a price of $114.94 per share. On March 3, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 8,483 shares, 617 shares and 900 shares, respectively, of Common Stock at a price of $114.94 per share. On March 4, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 8,483 shares, 617 shares and 900 shares, respectively, of Common Stock at a price of $114.94 per share. On March 5, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 63,623 shares, 4,626 shares and 6,751 shares, respectively, of Common Stock at a price of $114.96 per share. On March 6, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 38,173 shares, 2,776 shares and 4,051 shares, respectively, of Common Stock at a price of $115.77 per share.